SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

1 Marriott Drive

Washington, D.C. 20058

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm—Ernst & Young LLP

•	Independent Auditors’ Report—KPMG LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and December 31, 2002

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

3.	Exhibits

23.1 – Consent of Independent Registered Public Accounting Firm—Ernst & Young, LLP

23.2 – Consent of Independent Registered Public Accounting Firm—KPMG, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 25, 2004	By:	/s/ Carl Berquist
Carl Berquist Plan Trustee

As filed with the Securities and Exchange Commission on June 25, 2004

Commission File No. 1-12188

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FINANCIAL STATEMENTS AND EXHIBITS

TO

FORM 11-K

ANNUAL REPORT

Under

The Securities Exchange Act of 1934

MARRIOTT INTERNATIONAL, INC.

EMPLOYEES’ PROFIT SHARING, RETIREMENT AND

SAVINGS PLAN AND TRUST

MARRIOTT INTERNATIONAL, INC.

1 Marriott Drive

Washington, D.C. 20058

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

MARRIOTT INTERNATIONAL, INC.

EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Exhibit Number	Exhibit		Sequentially Numbered Page
	Financial statements
	•	Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	6
	•	Independent Auditors’ Report—KPMG LLP	7
	•	Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002	8
	•	Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and December 31, 2002	9
	•	Notes to Financial Statements	10

	Supplemental Schedule		21

	Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP			50

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm—KPMG, LLP			51

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT

SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002 with Report of Independent Registered

     Public Accounting Firm and Independent Auditors’ Report

Report of Independent Registered Public Accounting

Firm—Ernst & Young LLP

The Profit Sharing Committee

Marriott International, Inc. Employees’

    Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 4, 2004

McLean, Virginia

Independent Auditor’s Report—KPMG LLP

The Profit Sharing Committee and Participants

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

    Savings Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

June 2, 2003

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$1,486,070,012	$1,118,232,788
Investments, at contract value	442,425,819	434,909,034

Total investments	1,928,495,831	1,553,141,822

Receivables:
Due from Marriott International, Inc. for Company contribution	58,267,748	60,267,398
Receivables from sale of investments	15,892,633	1,518,952
Accrued interest and dividends	3,490,998	2,628,609
Other	—	102,545

Total receivables	77,651,379	64,517,504

Total assets	2,006,147,210	1,617,659,326

Liabilities
Accounts payable on investments purchased	30,919,127	2,114,144
Custodian and advisor fees payable	1,158,732	754,276
Other	203,475	569,517

Total liabilities	32,281,334	3,437,937

Net assets available for benefits	$1,973,865,876	$1,614,221,389

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income (loss):
Dividends	$32,779,465	$33,415,705
Interest	12,722,915	13,515,831
Gain on forgiveness of ESOP note interest	—	4,844,764
Net realized and unrealized appreciation (depreciation) in fair value of investments	297,671,294	(191,207,821)
Less investment expense	(2,894,495)	(2,539,056)

Total net investment income (loss)	340,279,179	(141,970,577)

Participant contributions	103,824,301	107,216,142
Employer contributions	60,672,798	60,817,227
Transfer from other plans	3,008,615	2,288,292
Other	—	137,087

Total net additions	507,784,893	28,488,171

Deductions
Benefits paid to participants	145,388,920	126,438,621
Administrative expenses	2,751,486	3,073,200
Interest expense on ESOP note	—	4,802,515
Transfer to other plans	—	50,354

Total deductions	148,140,406	134,364,690

Net increase (decrease)	359,644,487	(105,876,519)
Net assets available for benefits at beginning of year	1,614,221,389	1,720,097,908

Net assets available for benefits at end of year	$1,973,865,876	$1,614,221,389

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements

December 31, 2003

1.    Description of the Plan

The following description of the Marriott International, Inc. (the Company) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan allows for a leveraged employee stock ownership plan feature (ESOP) to fund certain employer contributions to the Plan. During the second quarter of 2000, the ESOP, at the direction of an independent fiduciary, borrowed $1 billion from the Company to acquire 100,000 shares of special-purpose Marriott International, Inc. ESOP Convertible Preferred Stock (ESOP Convertible Preferred Stock). The ESOP Convertible Preferred Stock had a stated value and a liquidation preference of $10,000 per share, paid a quarterly dividend of 1% of the stated value, and was convertible into the Company’s Class A Common Stock at any time based on the amount of contributions the Company had made to the ESOP and the market price of the Company’s Class A Common Stock on the conversion date, subject to certain caps and a floor price. The shares of ESOP Convertible Preferred Stock were pledged as collateral for the repayment of the ESOP’s note, and those shares were released from the pledge as principal on the note was repaid. Shares of ESOP Convertible Preferred Stock released from the pledge were either converted to the Company’s Class A Common Stock or were redeemed for cash based on the value of the Class A Common Stock into which those shares could be converted for allocation to participants’ accounts. Principal and interest on the ESOP’s note were forgiven periodically to release shares of ESOP Convertible Preferred Stock with a value sufficient to fund certain employer contributions to the Plan. The last of the shares of ESOP Convertible Preferred Stock were released to fund contributions as of July 18, 2002, at which time the remainder of the principal and interest due on the ESOP’s note was forgiven. As of December 31, 2003 and 2002, there were no outstanding shares of ESOP Convertible Preferred Stock.

Effective December 16, 2002, the Forum Group, Inc. 401(k) Savings Plan, a qualified profit sharing plan sponsored by a subsidiary of the Company, was merged with and into the Plan (the Forum Merger), and assets under that plan were transferred to the Plan’s trust. In connection with the Forum Merger, $2,288,292 of net assets were transferred to the Plan and used to purchase investment funds offered by the Plan. These transferred net assets are included in the Plan’s Statement of Changes in Net Assets Available for Benefits for the period from the Forum Merger through December 31, 2002.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

General

Effective December 17, 2003, the Ihilani Resort, Inc. Savings and Retirement Plan, a qualified profit sharing plan sponsored by a subsidiary of the Company, was merged with and into the Plan (the Ihilani Merger), and assets under that plan were transferred to the Plan’s trust. In connection with the Ihilani Merger, $3,008,615 of net assets were transferred to the Plan and used to purchase investment funds offered by the Plan.

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Company’s contribution to the Plan is based on a fixed match of 100% on the first 3% of annual compensation contributed, and 50% on the next 3% of annual compensation contributed. In general, Company contributions are allocated among active participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

Additional Company contributions of a fixed dollar amount per workweek are made on behalf of certain associate groups at specified locations. These contributions are limited to non-highly compensated associates who are otherwise eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses. Allocations are based on participant compensation contributed or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service, with participants becoming fully vested, regardless of the years of service, upon divestiture of unit (place of work), death, termination of employment due to permanent disability, or attainment of age 55 for salaried participants or age 45 for most hourly participants.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 5.0% to 10.50%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants are limited to one outstanding loan. As of December 31, 2003 and 2002, participant loans totaled $40,821,794 and $40,907,718, respectively, and are recorded in investments, at fair value on the Statement of Net Assets Available for Benefits.

Payment of Benefits

A participant with an account balance of $5,000 or less must take a lump sum distribution. A participant with an account balance greater than $5,000 can elect to receive either a lump sum amount or installment payments equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses. As of December 31, 2003 and 2002, forfeiture credit balances of $190,164 and $349,050, respectively, were available to pay plan expenses.

1.    Description of the Plan (continued)

Administration

The Company serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) a five-member Profit Sharing Committee, all of whom are corporate officers of the Company, (ii) two trustees, both of whom are corporate officers of the Company, and (iii) a Plan administrator, who is an employee of the Company. The trustees and their investment advisors and investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

2.    Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition

The investments directed by participants as of December 31, 2003 and 2002 are stated at fair value except for the Plan’s investments in guaranteed investment contracts (GICs) with fully benefit responsive features, which are valued at contract value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common/collective trusts are valued at estimated fair value as determined by the sponsor of the fund, which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximates fair value.

The Company Stock Fund (Stock Fund) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Vanguard Money Market Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2003, 22,042,332 units were outstanding with a value of $15.0683 per unit (22,225,582 units were outstanding with a value of $10.6910 per unit at December 31, 2002).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

Reclassifications

Certain previously reported amounts have been reclassified to conform with the current-year presentation.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

3.    Investments

The following presents the fair value of individual investments that represent 5% or more of the Plan’s net assets:

	December 31
	2003	2002
Marriott International, Inc. common stock	$328,882,600	$235,728,257
During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:
	2003	2002
Investments at fair value as determined by quoted market prices:
Mutual funds	$72,251,234	$(100,871,697)
Other common stock	110,389,350	(64,934,803)
Preferred stock	—	(367,278)
Corporate bonds, notes and other obligations	3,130,138	4,183,888
U.S. Government obligations	(2,144,628)	4,118,329
Marriott International, Inc. common stock	95,249,504	(61,578,381)
Marriott International, Inc. ESOP Convertible Preferred Stock	—	28,242,121

	278,875,598	(191,207,821)
Investments at estimated fair value:
Common/collective trusts	18,795,696	—

	$297,671,294	$(191,207,821)

The ESOP Preferred Stock accrued a cumulative cash dividend equal to $100 per share outstanding at each quarter-end. For the year ended December 31, 2002, the Plan recorded dividend income of $970,157. As previously noted, as of December 31, 2002, there were no outstanding shares of ESOP Convertible Preferred Stock, and therefore no dividend income was recorded in 2003. In accordance with the stock purchase agreement, the dividends earned on the ESOP Preferred Stock were used to pay principal and interest accrued on the ESOP note.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

4.    Nonparticipant-Directed Investments

For the year ended December 31, 2002, investments not directed by participants related to the Marriott International, Inc. ESOP Convertible Preferred Stock.

Information about the significant components of changes in net assets relating to investments not directed by participants was as follows for the year ended December 31, 2002.

2002
Net appreciation	$28,242,121
Dividend income	970,157
ESOP note interest expense	(4,802,515)
Gain on forgiveness of ESOP note interest expense	4,844,764

Increase in net assets	29,254,527

Net assets:
Beginning of year	(29,254,527)

End of year	$—

5.    Party-in-Interest

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 7,118,671 and 7,171,532 shares of common stock of the Company as of December 31, 2003 and 2002, respectively. Dividends on Marriott International, Inc. common stock approximated $2,100,397 and $1,518,889 for the years ended December 31, 2003 and 2002, respectively. In addition, as described in Note 1, in June 2000, the Plan purchased ESOP Convertible Preferred Stock from Marriott International, Inc. in exchange for a note (as described in Note 7). As of December 31, 2003 and 2002, the Plan held zero shares of ESOP Convertible Preferred Stock. For the year ended December 31, 2002, dividends earned on the ESOP Convertible Preferred Stock were $970,157.

Certain investments are managed by T. Rowe Price Stable Asset Management and T. Rowe Price Associates, Inc., entities, which are related to the Plan’s custodian (T. Rowe Price Trust Company) and the Plan record-keeper (T. Rowe Price Retirement Plan

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

5.    Party-in-Interest (continued)

Services, Inc.). During 2002, certain investments were purchased from Deutsche Bank (formerly Bankers Trust Company), the former custodian of the Plan’s assets. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for the investment management services amounted to approximately $42,900 and $268,000 for Deutsche Bank and $1,118,000 and $927,000 for T. Rowe Price Stable Asset Management and T. Rowe Price Associates, Inc. for the years ended December 31, 2003 and 2002, respectively.

6.    Guaranteed Investment Contracts

The Plan is invested in certain investment contracts with insurance companies. The investment managers of these investment contracts are T. Rowe Price and PRIMCO. The investment contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Plan invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2003 and 2002 was $460,409,116 and $455,133,307, respectively.

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

6.    Guaranteed Investment Contracts (continued)

The Plan owns the assets underlying the synthetic GICs, which consist primarily of 103-12 investment entities, U.S. government securities, corporate debt obligations, mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Plan. The value of the wrapper contracts is the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to these assets.

The average yield was approximately 4.72% and 5.81% for the years ended December 31, 2003 and 2002, respectively. The crediting interest rate at December 31, 2003 ranged from 3.2% to 7.7%. Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. However, upon the occurrence of certain events (none of which are currently known to have occurred, nor are any such events contemplated by management of the Plan), market value of the investment in the GICs (if lower than its book value) may be repaid.

7.    ESOP Note

As discussed in Note 1, the Plan included an ESOP to fund certain employer contributions to the Plan. On June 13, 2000, the Plan purchased $1.0 billion of ESOP Convertible Preferred Stock with the proceeds of a loan from the Company. The ESOP issued a note (the ESOP Note) in connection with the purchase of the ESOP Convertible Preferred Stock. The last of the shares of ESOP Convertible Preferred Stock were released to fund contributions as of July 18, 2002, at which time any remaining principal and interest due on the ESOP’s note was forgiven. As of December 31, 2002, there were no outstanding shares of ESOP Convertible Preferred Stock. The interest rate on the ESOP Note was 8.33% per annum and was due on the same dates as the principal payments. There was no penalty for prepayment of this note. Repayment of the ESOP Note principal and interest was made from: (i) collateral given for the loan (ESOP Convertible Preferred Stock), (ii) employer contributions made to the Plan to repay such loan, and (iii) earnings attributable to the ESOP Convertible Preferred Stock.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

7.    ESOP Note (continued)

For the year ended December 31, 2002, the Plan recorded interest expense of $4,802,515 on the ESOP Note. For the year ended December 31, 2002, $970,157 in dividends on the ESOP Convertible Preferred Stock was used to repay the principal and interest on the ESOP Note.

8.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan filed an application for a determination letter from the Internal Revenue Service on April 22, 2004, requesting a determination on all amendments subsequent to the most recent determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax-exempt.

9.    Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits as reported in financial statements	$1,973,865,876	$1,614,221,389
Less distributions payable to terminated employees	352,071	558,597

Net assets available for benefits as reported in Form 5500	$1,973,513,805	$1,613,662,792

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

9.    Reconciliation of Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

	Year ended December 31
	2003	2002
Benefits paid to participants as reported in the financial statements	$145,388,920	$126,438,621
Add: Amounts allocated to withdrawing participants at year-end	352,071	558,597
Less: Amounts allocated to withdrawing participants at prior year-end	(558,597)	(62,590)

Benefits paid to participants as reported in the Form 5500	$145,182,394	$126,934,628

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

Supplemental Schedule

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Mid Cap Growth Fund
AXIS CAPITAL HOLDINGS LTD	Common Stock	**	$512,400
GARMIN LTD	Common Stock	**	550,248
SEAGATE TECHNOLOGY HOLDINGS	Common Stock	**	366,660
WILLIS GROUP HOLDINGS LTD	Common Stock	**	626,888
ASM LITHOGRAPHY HOLDING N.V.	Common Stock	**	549,370
BONY SHORT TERM INVESTMENT FUND *	STIF	**	177,348
ABGENIX INC	Common Stock	**	204,344
ADOBE SYSTEMS INCORPORATED	Common Stock	**	691,680
ADVANCED FIBRE COMMUNICATIONS	Common Stock	**	165,230
AFFILIATED COMPUTER SVCS A	Common Stock	**	718,872
ALKERMES INC	Common Stock	**	275,400
ALLIANT TECHSYSTEMS INC	Common Stock	**	1,143,648
AMERICAN STANDARD COMPANIES INC	Common Stock	**	1,027,140
AMERISOURCEBERGEN CORPORATION	Common Stock	**	965,780
AMIS HOLDINGS INC	Common Stock	**	515,496
AMYLIN PHARMACEUTICALS INC.	Common Stock	**	306,636
ANDRX GROUP	Common Stock	**	538,496
ANTHEM INC	Common Stock	**	1,102,500
APOLLO GROUP INC – CL A	Common Stock	**	442,000
BJ SERVICES COMPANY.	Common Stock	**	1,292,400
BARR PHARMACEUTICALS INC	Common Stock	**	711,788
BEARINGPOINT INC	Common Stock	**	614,481
BEST BUY CO INC	Common Stock	**	950,768
BIOGEN IDEC, INC.	Common Stock	**	496,530
BRUNSWICK CORPORATION	Common Stock	**	1,082,220
CDW CORPORATION	Common Stock	**	802,864
CABLEVISION SYSTEM CLASS A	Common Stock	**	668,954
CADENCE DESIGN SYS INC	Common Stock	**	848,656
CAPITALSOURCE INC	Common Stock	**	422,760
CATALINA MARKETING CORPORATION –DIRECT MARKETING	Common Stock	**	679,392
CEPHALON, INC	Common Stock	**	716,468
CERIDIAN CORP – NEW	Common Stock	**	942,300
CERTEGY INC	Common Stock	**	1,082,400
THE CHEESECAKE FACTORY	Common Stock	**	788,137
CHOICE POINT INC.	Common Stock	**	1,435,993
CITADEL BROADCASTING COMPANY	Common Stock	**	751,632

1

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Mid Cap Growth Fund (continued)
COOPER CAMERON CORP (RON)	Common Stock	**	$796,860
COTT CORP	Common Stock	**	871,111
COX RADIO INC	Common Stock	**	724,101
CROWN CASTLE INTERNATIONAL CORP.	Common Stock	**	562,530
DST SYSTEMS INCORPORATED	Common Stock	**	1,261,152
DANAHER CORPORATION	Common Stock	**	954,200
DAVITA INC.	Common Stock	**	624,000
DEVON ENERGY CORPORATION	Common Stock	**	246,218
DIAMOND OFFSHORE DRILLING, INC.	Common Stock	**	760,921
DIEBOLD INCORPORATED	Common Stock	**	732,632
DOLLAR TREE STORES INC	Common Stock	**	856,710
EOG RESOURCES INC.	Common Stock	**	1,108,080
EATON VANCE CORPORATION	Common Stock	**	776,768
EDUCATION MANAGEMENT CORPORATION	Common Stock	**	633,216
EDWARDS LIFESCIENCES CORPORATION	Common Stock	**	412,096
ENTERCOM COMMUNICATIONS CORP	Common Stock	**	301,872
EXPEDITORS INTERNATIONAL OF WASHINGTON INC	Common Stock	**	534,772
FMC TECHNOLOGIES INC	Common Stock	**	717,640
FAIRMONT HOTELS & RESORTS INC	Common Stock	**	846,768
FAMILY DOLLAR STORES	Common Stock	**	767,832
FASTENAL COMPANY	Common Stock	**	224,730
FISERV INCORPORATED	Common Stock	**	857,367
FRANKLIN RESOURCES INC	Common Stock	**	171,798
GILEAD SCIENCES INC	Common Stock	**	988,380
HARRIS CORPORATION	Common Stock	**	1,081,575
HEALTH MANAGEMENT ASSOCIATES INC.	Common Stock	**	1,072,800
HEWITT ASSOCIATES INC	Common Stock	**	902,980
HUMAN GENOME SCIENCES INC	Common Stock	**	229,225
ITT INDUSTRIES, INC.	Common Stock	**	1,031,519
IMCLONE SYSTEMS	Common Stock	**	372,804
INTEGRATED CIRCUIT SYSTEM	Common Stock	**	242,165
INTERACTIVECORP	Common Stock	**	352,872
INTERNATIONAL STEEL GROUP	Common Stock	**	521,930
INTERSIL CORPORATION	Common Stock	**	924,420
INTUIT, INC.	Common Stock	**	873,015
INVITROGEN CORPORATION	Common Stock	**	315,000
INVESTORS FINANCIAL SVCS CP	Common Stock	**	430,192
IRON MOUNTAIN INC	Common Stock	**	948,960
IVAX CORPORATION	Common Stock	**	943,260
JABIL CIRCUIT INC.	Common Stock	**	571,660
Marriott Mid Cap Growth Fund (continued)
JET BLUE AIRWAYS CORPORATION	Common Stock	**	$433,602
L-3 COMMUNICATIONS CORPORATION	Common Stock	**	482,784
LABORATORY CORPORATION OF AMERICA HOLDINGS	Common Stock	**	1,064,160

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
LAMAR ADVERTISING COMPANY	Common Stock	**	847,164
ESTEE LAUDER COMPANIES – CLASS-A	Common Stock	**	518,232
LEGG MASON INC.	Common Stock	**	632,876
LEXMARK INTERNATIONAL, INC.	Common Stock	**	558,344
MACROMEDIA INCORPORATED	Common Stock	**	563,744
MANOR CARE INC.	Common Stock	**	1,327,488
MANPOWER INCORPORATED	Common Stock	**	1,266,452
MEDIMMUNE INC.	Common Stock	**	942,340
MERCURY INTERACTIVE CORPORATION	Common Stock	**	593,408
MICROCHIP TECHNOLOGY INC	Common Stock	**	1,107,552
MILLENNIUM PHARMACEUTICALS INC	Common Stock	**	306,188
MOLEX INC-CLASS A	Common Stock	**	229,008
MONSTER WORLDWIDE INC	Common Stock	**	601,704
MURPHY OIL CORPORATION	Common Stock	**	1,084,146
NTL Inc	Common Stock	**	411,525
NATIONWIDE FINANCIAL SERVICE – A	Common Stock	**	436,392
NETWORK ASSOCIATES INC. (NETA.O)	Common Stock	**	1,036,256
NEUROCRINE BIOSCIENCES, INC.	Common Stock	**	479,952
NEWMONT MINING CORP	Common Stock	**	1,035,393
NEXTEL COMMUNICATIONS INC – A	Common Stock	**	1,209,386
MEXTEL PARTNERS INC – CL A	Common Stock	**	442,505
99 CENTS ONLY STORES INC. (IPO)	Common Stock	**	206,948
NOVELLUS SYSTEMS INC	Common Stock	**	710,645
NUCOR CORPORATION	Common Stock	**	1,237,600
OMNICARE INC.	Common Stock	**	2,144,709
O’REILLY AUTOMOTIVE INC	Common Stock	**	805,560
OSHKOSH TRUCK CORP	Common Stock	**	867,510
PETSMART INC	Common Stock	**	780,640
POTASH CORPORATION	Common Stock	**	1,202,072
PRINCIPAL FINANCIAL GROUP	Common Stock	**	760,610
PROTECTIVE LIFE CORPORATION	Common Stock	**	548,208
PROTEIN DESIGN LABS, INC.	Common Stock	**	225,540
QLOGIC CORPORATION	Common Stock	**	350,880
RADIAN GROUP INC.	Common Stock	**	541,125
RED HAT INC	Common Stock	**	304,074
RESEARCH IN MOTION LIMITED	Common Stock	**	173,758
T. ROWE RESERVE INVESTMENT FUND *	Common/collective trust	**	2,003,722
Marriott Mid Cap Growth Fund (continued)
ROBERT HALF INTERNATIONAL INC	Common Stock	**	$987,282
ROCKWELL COLLINS	Common Stock	**	1,279,278
ROGERS COMMUNICATIONS, INC. – CL B	Common Stock	**	570,900
ROPER INDUSTRIES INCORPORATED	Common Stock	**	1,206,870
ROSS STORES INCORPORATED	Common Stock	**	1,012,269
SCHOLASTIC CORPORATION	Common Stock	**	667,184
THE CHARLES SCHWAB CORPORATION	Common Stock	**	396,640
E.W. SCRIPPS COMPANY	Common Stock	**	273,006
SEMTECH CORPORATION	Common Stock	**	584,161

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
SHOPPERS DRUG MART CORP.	Common Stock	*	*	405,997
SIEBEL SYSTEMS INC	Common Stock	*	*	371,716
SILICON VALLEY BANCSHARES	Common Stock	*	*	183,957
SMITH INTERNATIONAL, INC.	Common Stock	*	*	1,104,432
STARBUCKS CORPORATION	Common Stock	*	*	654,588
SUNGARD DATA SYSTEMS, INC.	Common Stock	*	*	509,864
TEVA PHARMACEUTICAL INDS LTD. SPONS-ADR	Common Stock	*	*	737,230
3COM CORPORATION	Common Stock	*	*	151,962
TRITON PCS HOLDINGS INC – CL A	Common Stock	*	*	99,882
UNIVERSAL HEALTH SERVICES INCORPORATED – CLASS B	Common Stock	*	*	719,848
VERISIGN INC.	Common Stock	*	*	1,039,940
VERTEX PHARMACEUTICALS, INC	Common Stock	*	*	235,290
VIAD CORP	Common Stock	*	*	967,500
WADDELL & REED FINANCIAL – CLASS A	Common Stock	*	*	1,029,894
WATERS CORPORATION	Common Stock	*	*	517,296
WEBMD CORPORATION	Common Stock	*	*	97,092
WEIGHT WATCHERS INTERNATIONAL INC	Common Stock	*	*	410,559
WELLCHOICE INC	Common Stock	*	*	193,200
WELLPOINT HEALTH NETWORKS INC.	Common Stock	*	*	397,659
WESTERN GAS RESOURCES INC	Common Stock	*	*	576,450
WESTERN WIRELESS CORPORATION – CL A	Common Stock	*	*	712,368
WHOLE FOODS MARKET, INC.	Common Stock	*	*	1,215,053
WILLIAMS-SONOMA INC	Common Stock	*	*	757,986
XM SATELLITE RADIO HOLD – CL A	Common Stock	*	*	403,308
XTO ENERGY INC	Common Stock	*	*	800,890

				104,459,763

Marriott Small Cap Equity Fund
BONY SHORT TERM INVESTMENT FUND *	STIF	*	*	$4,259,940
AMERICAN GREETINGS CORPORATION – CL-A	Common Stock	*	*	905,418
ANDREW CORPORATION	Common Stock	*	*	413,209
ANIXTER INTERNATIONAL, INC	Common Stock	*	*	515,012
BOB EVANS FARMS INC	Common Stock	*	*	509,622
DEVRY INC.	Common Stock	*	*	228,683
ENERGIZER HOLDINGS INC.	Common Stock	*	*	292,968
GENERAL BINDING CORPORATION	Common Stock	*	*	219,600
GREY GLOBAL GROUP INC	Common Stock	*	*	683,050
HCC INSURANCE HOLDINGS INC	Common Stock	*	*	648,720
HASBRO, INC.	Common Stock	*	*	593,712
HORACE MANN EDUCATORS CORP.	Common Stock	*	*	454,025
INTERFACE INC	Common Stock	*	*	154,840
INVACARE CORPORATION.	Common Stock	*	*	666,105
JANUS CAPITAL GROUP, INC.	Common Stock	*	*	626,862
JONES LANG LASALLE INC.	Common Stock	*	*	493,374
JOURNAL REGISTER CO	Common Stock	*	*	358,110
LEE ENTERPRISES	Common Stock	*	*	873,000

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
LITTELFUSE INC	Common Stock	**	279,554
MARKEL CORP	Common Stock	**	709,828
MATTHEWS INTERNATIONAL CORPORATION – CLASS A	Common Stock	**	331,408
MILLER (HERMAN) INC	Common Stock	**	492,681
NEIMAN MARCUS GROUP INC. – CL-A	Common Stock	**	928,491
PARK PLACE ENTERTAINMENT CORP.	Common Stock	**	684,456
THE ROUSE COMPANY	Common Stock	**	672,100
ROYCE TOTAL RETURN FUND – FIN	Mutual Fund	**	58,996,558
SERVICEMASTER COMPANY	Common Stock	**	499,785
THE J. M. SMUCKER COMPANY. THE NEW COM WI	Common Stock	**	493,661
STEELCASE INC	Common Stock	**	479,624
SYBRON DENTAL SPECIALTIES, INC.	Common Stock	**	359,680
VALASSIS COMMUNICATIONS INC	Common Stock	**	698,530
WADDELL & REED FINANCIAL – CLASS A	Common Stock	**	415,242

			78,937,848
Marriott Large Cap Equity Fund
VANGUARD MONEY MARKET FUND	STIF	**	$8,321,070
BONY SHORT TERM INVESTMENT FUND *	STIF	**	4,076,883
AT&T CORP	Common Stock	**	3,609,340
AT&T WIRELESS GROUP	Common Stock	**	2,830,058
AKZO NOBEL NV – SPON ADR	Common Stock	**	2,826,800
ALCOA INC	Common Stock	**	1,527,600
AMERADA HESS CORPORATION	Common Stock	**	1,382,420
AMERICAN ELECTRIC POWER CORP	Common Stock	**	1,338,779
ARCHER-DANIELS MIDLAND COMPANY	Common Stock	**	1,071,762
AVAYA INC	Common Stock	**	931,680
BMC SOFTWARE INC. (BMCS.O)	Common Stock	**	578,150
BAKER HUGHES INC	Common Stock	**	1,270,320
BANK ONE CORPORATION	Common Stock	**	3,487,635
BECTON DICKINSON & CO.	Common Stock	**	917,422
BRISTOL-MYERS SQUIBB CO	Common Stock	**	1,401,400
CIT GROUP INC	Common Stock	**	2,264,850
CAPITAL ONE	Common Stock	**	2,420,955
CARDINAL HEALTH INC	Common Stock	**	1,467,840
CHEVRONTEXACO CORPORATION.	Common Stock	**	2,289,335
CHUBB CORPORATION	Common Stock	**	1,280,280
COMCAST CORP. – CL-A	Common Stock	**	3,350,603
COMPUTER SCIENCES CORPORATION	Common Stock	**	1,548,050
COMPUWARE CORPORATION	Common Stock	**	950,696
CONOCOPHILLIPS	Common Stock	**	2,209,709
CORNING INC.	Common Stock	**	255,535
DELPHI CORP	Common Stock	**	1,212,019
DILLARDS INC – CL-A	Common Stock	**	362,120
R.R. DONNELLEY & SONS COMPANY	Common Stock	**	1,055,250

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
THE DOW CHEMICALS COMPANY	Common Stock	**	3,646,063
DUKE ENERGY CORPORATION	Common Stock	**	1,584,875
EASTMAN KODAK COMPANY	Common Stock	**	1,001,130
ELECTRONIC DATA SYSTEMS CORPORATION	Common Stock	**	2,797,560
ENGELHARD CORPORATION.	Common Stock	**	823,625
EQUITY OFFICE PROPERTIES TRUST	Common Stock	**	2,206,050
FEDEX CORPORATION	Common Stock	**	1,815,750
FLUOR CORPORATION. (NEW)	Common Stock	**	1,109,920
FORD MOTOR COMPANY	Common Stock	**	175,760
GAP INC	Common Stock	**	1,176,747
GENUINE PARTS COMPANY	Common Stock	**	1,660,000
Marriott Large Cap Equity Fund (continued)
GOLDEN WEST FINANCIAL CORPORATION	Common Stock	**	$2,476,560
HCA INC	Common Stock	**	3,127,488
HEWLETT PACKARD COMPANY	Common Stock	**	3,332,143
HONDA MOTOR CO LTD – SPONSORED ADR	Common Stock	**	33,750
INTERNATIONAL PAPER COMPANY	Common Stock	**	926,865
LOWES CORPORATION	Common Stock	**	2,002,725
LUBRIZOL CORP.	Common Stock	**	347,964
MBIA, INC.	Common Stock	**	230,997
MASCO CORP	Common Stock	**	1,247,155
MATSUSHITA ELECTRIC INDUSTRIAL COMPANY LTD. – ADR	Common Stock	**	1,421,880
THE MAY DEPARTMENT STORES COMPANY	Common Stock	**	2,529,090
MCDONALDS CORP	Common Stock	**	2,880,280
MOTOROLA INC (MOT)	Common Stock	**	1,575,840
NCR CORPORATION	Common Stock	**	985,520
NEWS CORP LIMITED SPONS ADR PREFERRED.	Common Stock	**	2,964,500
NORDSTROM INCORPORATED	Common Stock	**	1,234,800
NOVA CHEMICALS CORP	Common Stock	**	679,140
OCCIDENTAL PETROLEUM CORPORATION	Common Stock	**	2,112,000
PFIZER INC	Common Stock	**	1,346,638
PITNEY BOWES INC	Common Stock	**	1,015,500
RIO TINTO PLC	Common Stock	**	1,669,650
ROHM & HAAS COMPANY	Common Stock	**	1,366,720
ST PAUL TRAVELERS COS INC	Common Stock	**	1,804,075
SCHERING PLOUGH	Common Stock	**	3,079,769
SCOTTISH POWER PLC-ADR	Common Stock	**	530,010
SONY CORPORATION	Common Stock	**	2,652,255
STORAGE TECHNOLOGY CORP.	Common Stock	**	736,450
SYNGENTA AG	Common Stock	**	707,700
TXU CORPORATION	Common Stock	**	604,860
THERMO ELECTRON CORPORATION	Common Stock	**	1,234,800
TIME WARNER COS INC	Common Stock	**	1,800,799
TORCHMARK CORPORATION	Common Stock	**	1,320,660
UNILEVER NV – NY SHARES	Common Stock	**	2,433,750
UNION PACIFIC CORPORATION	Common Stock	**	1,973,232

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
UNOCAL CORPORATION	Common Stock	**	2,338,705
UNUMPROVIDENT CORPORATION	Common Stock	**	906,775
VF CORPORATION	Common Stock	**	972,900
WACHOVIA CORP	Common Stock	**	1,970,757
WELLPOINT HEALTH NETWORKS INC.	Common Stock	**	1,319,064
Marriott Large Cap Equity Fund (continued)
WELLS FARGO & COMPANY (NEW)	Common Stock	**	$1,383,915
WHIRLPOOL CORPORATION	Common Stock	**	1,213,255
WYETH	Common Stock	**	870,225
XEROX CORP	Common Stock	**	3,367,200
ABBOTT LABORATORIES.	Common Stock	**	1,192,960
ADOBE SYSTEMS INCORPORATED	Common Stock	**	668,100
ALTRIA GROUP INCORPORATED	Common Stock	**	1,240,776
AMERICAN EXPRESS CO.	Common Stock	**	1,008,007
AMERICAN INTERNATIONAL GROUP.	Common Stock	**	3,025,682
AMERISOURCEBERGEN CORPORATION	Common Stock	**	308,825
AMGEN INC	Common Stock	**	1,588,260
ANALOG DEVICES INC	Common Stock	**	1,396,890
APOLLO GROUP INC – CL A	Common Stock	**	870,400
APPLIED MATERIALS INC	Common Stock	**	628,600
BJ SERVICES COMPANY.	Common Stock	**	294,380
BAKER HUGHES INC	Common Stock	**	1,164,192
BANK AMERICA CORP	Common Stock	**	1,439,697
THE BANK OF NEW YORK COMPANY INC. *	Common Stock	**	549,792
BEST BUY CO INC	Common Stock	**	749,644
BIOGEN IDEC, INC.	Common Stock	**	312,630
CARDINAL HEALTH INC	Common Stock	**	752,268
CARNIVAL CORPORATION	Common Stock	**	1,219,711
CISCO SYSTEMS INC	Common Stock	**	2,977,954
CITIGROUP INC	Common Stock	**	5,409,249
CLEAR CHANNEL COMMUNICATIONS, INC.	Common Stock	**	1,934,079
THE COCA-COLA COMPANY	Common Stock	**	1,552,950
COLGATE PALMOLIVE CO	Common Stock	**	625,625
COMCAST CORPORATION SPECIAL – CL-A	Common Stock	**	1,498,312
DANAHER CORPORATION	Common Stock	**	2,559,825
DELL INC.	Common Stock	**	1,905,156
THE WALT DISNEY COMPANY.	Common Stock	**	1,000,857
EBAY INC	Common Stock	**	671,736
EXXON MOBIL CORPORATION	Common Stock	**	1,719,458
FREDDIE MAC	Common Stock	**	2,082,024
FANNIE MAE	Common Stock	**	1,688,850
FNMA DN 1.06% 1/2/04	U.S. Government Security	**	14,201,000
FIRST DATA CORPORATION.	Common Stock	**	2,015,547
FISERV INCORPORATED	Common Stock	**	553,140
FOREST LABORATORIES, INC.	Common Stock	**	1,390,500

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Marriott Large Cap Equity Fund (continued)
FRANKLIN RESOURCES INC	Common Stock	**	$1,072,436
GENETECH INC	Common Stock	**	645,633
GENERAL DYNAMICS CORPORATION	Common Stock	**	551,379
GENERAL ELECTRIC COMPANY	Common Stock	**	2,766,514
GENERAL MILLS INC	Common Stock	**	534,540
GOLDMAN SACHS GROUP INC COM	Common Stock	**	1,273,617
HARLEY DAVIDSON INC	Common Stock	**	1,402,135
HARTFORD FINANCIAL SERVICES GROUP INC.	Common Stock	**	991,704
HOME DEPOT INC.	Common Stock	**	1,882,745
INTEL CORPORATION	Common Stock	**	2,189,600
INTERACTIVECORP	Common Stock	**	855,036
INTERNATIONAL BUSINESS MACHINE.	Common Stock	**	685,832
INTERNATIONAL GAME TECHNOLOGY	Common Stock	**	1,278,060
INTUIT, INC.	Common Stock	**	1,354,496
JOHNSON & JOHNSON	Common Stock	**	2,164,554
KOHL’S CORPORATION	Common Stock	**	431,424
LEGG MASON INC.	Common Stock	**	926,160
LEXMARK INTERNATIONAL, INC.	Common Stock	**	880,768
ELI LILLY & COMPANY.	Common Stock	**	1,181,544
MARSH & MCLENNAN COMPANIES INC	Common Stock	**	1,470,223
MAXIM INTEGRATED PRODUCTS, INC.	Common Stock	**	2,275,860
MEDIMMUNE INC.	Common Stock	**	215,900
MEDTRONIC INC	Common Stock	**	1,487,466
MELLON FINANCIAL CORPORATION.	Common Stock	**	1,393,574
MERRILL LYNCH & CO INC	Common Stock	**	1,014,645
MICROSOFT CORPORATION	Common Stock	**	4,450,464
MORGAN STANLEY	Common Stock	**	1,313,649
NEXTEL COMMUNICATIONS INC – A	Common Stock	**	1,018,578
NOKIA OYJ	Common Stock	**	547,400
NORTHERN TRUST CORPORATION.	Common Stock	**	580,250
OMNICOM GROUP INC.	Common Stock	**	611,310
PAYCHEX INC	Common Stock	**	710,520
PEPSICO INC	Common Stock	**	1,221,444
PFIZER INC	Common Stock	**	4,628,230
THE PROCTER & GAMBLE COMPANY	Common Stock	**	1,198,560
QUALCOMM INC	Common Stock	**	803,557
SLM CORP	Common Stock	**	1,055,040
SCHLUMBERGER LIMITED	Common Stock	**	1,674,432
THE CHARLES SCHWAB CORPORATION	Common Stock	**	269,952
E.W. SCRIPPS COMPANY	Common Stock	**	658,980
Marriott Large Cap Equity Fund (continued)
SMITH INTERNATIONAL, INC.	Common Stock	**	$701,688
STATE STREET CORPORATION	Common Stock	**	1,885,296
STRYKER CORPORATION	Common Stock	**	170,020
SYMANTEC CORPORATION	Common Stock	**	627,165
TARGET CORPORATION	Common Stock	**	1,505,280

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
TEXAS INSTRUMENTS INCORPORATED	Common Stock	**	1,066,494
3M CO	Common Stock	**	671,737
TIME WARNER COS INC	Common Stock	**	1,154,059
TRAVELERS PROPERTY CASUALTY – A	Common Stock	**	811,196
TYCO INTERNATIONAL INC.	Common Stock	**	2,141,200
US BANCORP	Common Stock	**	988,696
UNITED PARCEL SERVICE – B	Common Stock	**	1,095,885
UNITEDHEALTH GROUP INCORPORATED.	Common Stock	**	3,572,252
VERITAS SOFTWARE CORPORATION	Common Stock	**	628,004
VIACOM INC B	Common Stock	**	2,739,489
VODAFONE GROUP PLC. SPONS-ADR	Common Stock	**	2,376,296
WAL-MART STORES INC.	Common Stock	**	1,893,885
WALGREEN COMPANY	Common Stock	**	436,560
WASTE MANAGEMENT INC	Common Stock	**	660,080
WELLPOINT HEALTH NETWORKS INC.	Common Stock	**	1,833,111
WELLS FARGO & COMPANY (NEW)	Common Stock	**	1,507,584
WYETH	Common Stock	**	1,787,145
XILINX INC	Common Stock	**	1,080,846

			288,163,657

Marriott Balanced Fund
VANGUARD MONEY MARKET	STIF	**	5,343,064
BONY SHORT TERM INVESTMENT FUND *	STIF	**	3,604,010
TIME WARNER 7.625% 4/15/31	Corporate Bond	**	1,124,924
AT&T CORP 8.05% 11/15/11	Corporate Bond	**	892,010
AT&T CORP 8.50% 11/15/31 SERIES 144A	Corporate Bond	**	1,046,898
AMERADA HESS CORP 7.875% 10/01/29	Corporate Bond	**	219,436
AMERADA HESS 6.65% 8/15/11	Corporate Bond	**	216,750
AMER HOME PRODCT 6.7 3/15/2011	Corporate Bond	**	790,557
ARKANSAS STATE DEV 9.75% 11/15/2014	Corporate Bond	**	683,205
BANK ONE CORP 6.50% 02/01/06	Corporate Bond	**	597,017
BANK ONE CAP III 8.75 9/1/2030	Corporate Bond	**	522,428
BOSTON PROPERTIE 6.25% 1/15/2013	Corporate Bond	**	321,402
BOSTON PROPERTIE 5.625% 4/15/2015	Corporate Bond	**	349,773
Marriott Balanced Fund (continued)
BURLINGTON/SANTA 7.57 1/2/2021	Corporate Bond	**	$1,451,592
CIGNA CORP 7.4 5/15/2007	Corporate Bond	**	554,942
CIGNA CORP 8.3 1/15/2033	Corporate Bond	**	588,623
CIT GROUP INC 5.75 9/25/2007	Corporate Bond	**	350,674
CITICORP CAP I 7.933 2/15/2027	Corporate Bond	**	396,641
COMCAST CORP. 5.30% 1/15/2014	Corporate Bond	**	747,509
CONSOL RAIL CORP 6.76 5/25/2015	Corporate Bond	**	497,298
CONSOL RAIL CORP 7.875 5/15/2043	Corporate Bond	**	24,113
EOP OPERATING LP 6.763 6/15/2007	Corporate Bond	**	1,059,283
FG E57920 6.5 11/1/2008	U.S. Government Security	**	88,521
FG G10653 6 10/1/2009	U.S. Government Security	**	343,639
FG G11184 5.5 9/1/2016	U.S. Government Security	**	2,423,566

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FG G11367 6 2/1/2018	U.S. Government Security	**	833,225
FHLMC 6% 5/1/17	U.S. Government Security	**	1,412,119
FHLMC GOLD 6.00% 12/01/18 POOL # G11509	U.S. Government Security	**	1,731,477
FHR 1524 J 6.5 5/15/2008	U.S. Government Security	**	1,586,175
FG E00238 6.5 9/1/2008	U.S. Government Security	**	106,979
FHR 1601 PJ 6 10/15/2008	U.S. Government Security	**	795,533
FH 182224 8.5 3/1/2009	U.S. Government Security	**	148,359
FNGT 2001-T1 A1 7.5 10/25/2040	U.S. Government Security	**	495,174
FNS F 1 6.5 5/1/2009	U.S. Government Security	**	343,279
FN 151963 7.5 5/1/2007	U.S. Government Security	**	75,346
FN 303786 7.5 2/1/2011	U.S. Government Security	**	202,279
FN 313709 6.9 6/1/2007	U.S. Government Security	**	910,535
FN 323387 6.5 11/1/2013	U.S. Government Security	**	997,950
FN 323623 6 3/1/2014	U.S. Government Security	**	398,702
FN 483669 6 1/1/2009	U.S. Government Security	**	481,753
FN 490682 7.5 6/1/2012	U.S. Government Security	**	30,244
FN 545059 6.228% 5/1/2011	U.S. Government Security	**	485,948
FN 545209 6.13% 10/1/2011	U.S. Government Security	**	484,060
FN 545962 5.5 12/1/2013	U.S. Government Security	**	885,080
FNMA 5.5% 8/1/15 POOL # 555382	U.S. Government Security	**	1,079,290
FNMA POOL # 555803 6.50% 01/01/22	U.S. Government Security	**	2,583,156
FN 571869 6 2/1/2013	U.S. Government Security	**	1,145,226
FNR 2001-50 BA 7 10/25/2041	U.S. Government Security	**	1,273,524
FNR 2002-33 A1 7 6/25/2032	U.S. Government Security	**	740,022
FNGT 2002-T12 A3 7.5 5/25/2042	U.S. Government Security	**	1,690,242
FNW 2001-W3 A 7.00% 09/25/41	U.S. Government Security	**	997,033
FORD MOTOR CREDIT CO 7.875% 06/15/2010	Corporate Bond	**	122,322
FORD MOTOR CRED 7.25 10/25/2011	Corporate Bond	**	1,464,161
Marriott Balanced Fund (continued)
GN 780619 7 8/15/2012	U.S. Government Security	**	$1,303,816
GMAC 8.875 6/1/2010	Corporate Bond	**	1,580,051
GM ACCEPTANCE CORP 6.75% 01/15/06	Corporate Bond	**	64,413
GMAC 7.255 03/02/11	Corporate Bond	**	10,971
HCA-THE HEALTHCR 8.75 9/1/2010	Corporate Bond	**	833,515
HCA INC 6.75% 7/15/2013	Corporate Bond	**	424,200
HEALTH NET INC 8.375 4/15/2011	Corporate Bond	**	841,100
HEWLETT-PACK CO 5.5 7/1/2007	Corporate Bond	**	594,441
MAY DEPT STORES 7.6 6/1/2025	Corporate Bond	**	745,640
MAY DEPT STORES 7.625 8/15/2013	Corporate Bond	**	871,693
NORDSTROM INC 5.625 1/15/2009	Corporate Bond	**	745,497
PG&E NATIONAL ENERGY 10.375% 5/16/2011	Corporate Bond	**	490,000
RAYCHEM CORP 10/15/2008	Corporate Bond	**	1,127,500
RAYTHEON CO 6.75% 08/15/07	Corporate Bond	**	830,945
REP NY CORP 9.5 4/15/2014	Corporate Bond	**	359,225
SAFECO CORPORATION 4.875% 02/01/2010	Corporate Bond	**	515,481
ST. PAUL COMPANIES 5.75% 03/15/07	Corporate Bond	**	810,246
SCHERING-PLOUGH 5.3% 12/1/2013	Corporate Bond	**	203,490

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
SMALL BUS ADMIN 7.2 6/1/2017	Corporate Bond	**	503,781
SMALL BUS ADMIN 6.8 8/1/2017	Corporate Bond	**	175,411
SMALL BUS ADMIN 6.9 9/1/2017	Corporate Bond	**	409,120
SMALL BUS ADMIN 6.3 5/1/2018	Corporate Bond	**	325,952
SBAP 2003-20D 4.76% 04/01/2022	Corporate Bond	**	731,255
TIME WARNER ENT 8.375 7/15/2033	Corporate Bond	**	730,130
UNION PACIFIC RR 6.061 1/17/2023	Corporate Bond	**	816,188
UNION PACIFIC RR 6.33 1/2/2020	Corporate Bond	**	846,682
VENDE 1995-1 2 7.7925 2/15/2025	Corporate Bond	**	228,483
TSY INFL IX N/B 3.50% 01/15/11	U.S. Government Security	**	698,796
U.S. T-NOTE 04/30/04	U.S. Government Security	**	4,510,312
US TREASURY 2% 11/30/2004	U.S. Government Security	**	1,813,212
US TREASURY N/B 3.125 10/15/2008	U.S. Government Security	**	174,665
US TREASURY N/B 3.375 11/15/2008	U.S. Government Security	**	453,569
UNUMPROVIDENT 7.625 3/1/2011	Corporate Bond	**	275,408
UNUMPROVIDENT CORP 7.375% 6/15/32	Corporate Bond	**	353,862
WYETH 5.5% 2/1/2014	Corporate Bond	**	328,710
AMERICAN INTERNATIONAL GROUP.	Common Stock	**	2,125,931
AMGEN INC	Common Stock	**	1,903,440
BED BATH & BEYOND INC	Common Stock	**	932,025
CATERPILLAR INC.	Common Stock	**	1,203,790
Marriott Balanced Fund (continued)
CISCO SYSTEMS INC	Common Stock	**	$553,812
CITIGROUP INC	Common Stock	**	1,653,564
THE COCA-COLA COMPANY	Common Stock	**	2,187,325
COLGATE PALMOLIVE CO	Common Stock	**	1,271,270
THE WALT DISNEY COMPANY.	Common Stock	**	1,159,501
EBAY INC	Common Stock	**	755,703
ELECTRONIC ARTS INC	Common Stock	**	1,371,286
GANNET COMPANY INC	Common Stock	**	1,997,184
GENETECH INC	Common Stock	**	916,986
GENERAL ELECTRIC COMPANY	Common Stock	**	539,052
GILLETTE COMPANY.	Common Stock	**	2,159,724
INTEL CORPORATION	Common Stock	**	544,180
JOHNSON & JOHNSON	Common Stock	**	1,549,800
KOHL’S CORPORATION	Common Stock	**	1,707,720
ELI LILLY & COMPANY.	Common Stock	**	1,498,029
LOWE’S COMPANIES INC	Common Stock	**	476,354
MARSH & MCLENNAN COMPANIES INC	Common Stock	**	1,302,608
MASCO CORP	Common Stock	**	964,832
MEDTRONIC INC	Common Stock	**	2,299,253
OMNICOM GROUP INC.	Common Stock	**	1,257,552
ORACLE CORPORATION	Common Stock	**	2,185,920
PAYCHEX INC	Common Stock	**	937,440
PEPSICO INC	Common Stock	**	1,948,716
PFIZER INC	Common Stock	**	2,731,009
THE PROCTER & GAMBLE COMPANY	Common Stock	**	2,467,036

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
QUALCOMM INC	Common Stock	**	2,491,566
SCHLUMBERGER LIMITED	Common Stock	**	2,227,104
3M CO	Common Stock	**	1,819,642
UNITED PARCEL SERVICE-B	Common Stock	**	2,258,865
ACE LTD.	Common Stock	**	931,950
AXIS CAPITAL HOLDINGS LTD	Common Stock	**	114,192
NABORS INDUSTRIES LTD.	Common Stock	**	415,000
NOBLE CORPORATION	Common Stock	**	279,084
WEATHERFORD INTL LTD	Common Stock	**	198,000
ALCON INC.	Common Stock	**	332,970
ROYAL CARIBBEAN CRUISES LTD	Common Stock	**	90,454
ALCOA INC	Common Stock	**	228,000
ALLSTATE CORPORATION	Common Stock	**	645,300
ALTRIA GROUP INCORPORATED	Common Stock	**	1,224,450
Marriott Balanced Fund (continued)
AMERICAN INTERNATIONAL GROUP.	Common Stock	**	$2,154,100
AMERICAN STANDARD COMPANIES INC	Common Stock	**	503,500
ANHEUSER-BUSCH COMPANIES INC	Common Stock	**	790,200
ANTHEM INC	Common Stock	**	937,500
APPLERA CORP-APLLIED BIOSYS	Common Stock	**	306,508
AVON PRODUCTS INC.	Common Stock	**	776,135
BP PLC ADR	Common Stock	**	863,625
BAKER HUGHES INC	Common Stock	**	331,248
BANK AMERICA CORP	Common Stock	**	1,809,675
BANK ONE CORPORATION	Common Stock	**	1,891,985
BELLSOUTH CORPORATION	Common Stock	**	424,500
BURLINGTON NORTHERN SANTA FE CORP.	Common Stock	**	1,132,250
CARNIVAL CORPORATION	Common Stock	**	297,975
CEPHALON, INC	Common Stock	**	96,820
CITIGROUP INC	Common Stock	**	2,427,000
CLEAR CHANNEL COMMUNICATIONS, INC.	Common Stock	**	538,545
COLGATE PALMOLIVE CO	Common Stock	**	750,750
COMCAST CORP. CL-A	Common Stock	**	1,068,275
COMCAST CORPORATION SPECIAL CL-A	Common Stock	**	469,200
COMMERCE BANCORP INC/NJ	Common Stock	**	131,700
CONOCOPHILLIPS	Common Stock	**	1,475,325
DEAN FOODS COMPANY	Common Stock	**	378,005
DEVON ENERGY CORPORATION	Common Stock	**	229,040
EDISON INTERNATIONAL	Common Stock	**	57,018
ENTERGY CORPORATION	Common Stock	**	399,910
EXELON CORPORATION	Common Stock	**	265,440
EXXON MOBIL CORPORATION	Common Stock	**	492,000
FANNIE MAE	Common Stock	**	938,250
FIRST DATA CORPORATION.	Common Stock	**	924,525
FISERV INCORPORATED	Common Stock	**	395,100
HCA INC	Common Stock	**	966,600
HARLEY DAVIDSON INC	Common Stock	**	784,245

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
HEALTH MANAGEMENT ASSOCIATES INC.	Common Stock	**	388,800
HEWLETT PACKARD COMPANY	Common Stock	**	401,975
HOME DEPOT INC.	Common Stock	**	514,605
JP MORGAN CHASE & CO.	Common Stock	**	1,928,325
JOHNSON & JOHNSON	Common Stock	**	464,940
JOHNSON CONTROLS, INC.	Common Stock	**	522,540
JUNIPER NETWORKS INC	Common Stock	**	186,800
KERR-MCGEE CORPORATION	Common Stock	**	929,800
Marriott Balanced Fund (continued)
LOWES CORP-CAROLINA GROUP.	Common Stock	**	$504,800
MBNA CORPORATION	Common Stock	**	956,725
MEDIMMUNE INC.	Common Stock	**	419,100
MERRILL LYNCH & CO INC	Common Stock	**	381,225
MET LIFE INC	Common Stock	**	454,545
MICROSOFT CORPORATION	Common Stock	**	1,032,750
MOHAWK INDUSTRIES INCORPORATED	Common Stock	**	141,080
MORGAN STANLEY	Common Stock	**	827,541
NOBLE ENERGY INC.	Common Stock	**	222,150
NORTHROP GRUMMAN CORPORATION	Common Stock	**	382,400
OCCIDENTAL PETROLEUM CORPORATION	Common Stock	**	422,400
PPL CORPORATION	Common Stock	**	437,500
PFIZER INC	Common Stock	**	1,589,850
THE PROCTER & GAMBLE COMPANY	Common Stock	**	799,040
SBC COMMUNICATIONS	Common Stock	**	456,225
SPRINT CORP (FON GROUP)	Common Stock	**	492,600
TENET HEALTHCARE CORPORATION	Common Stock	**	401,250
TIME WARNER COS INC	Common Stock	**	539,700
UNION PACIFIC CORPORATION	Common Stock	**	1,910,700
UNITED TECHNOLOGIES CORPORATION	Common Stock	**	426,465
VERIZON COMMUNICATIONS	Common Stock	**	877,000
VIACOM INC B	Common Stock	**	1,730,820
WELLPOINT HEALTH NETWORKS INC.	Common Stock	**	1,212,375
WESTWOOD ONE INCORPORATED	Common Stock	**	530,255
WYETH	Common Stock	**	1,018,800

			177,834,477

Marriott Bond Fund
BONY SHORT TERM INVESTMENT FUND *	STIF	**	3,378,846
TIME WARNER 7.625% 4/15/31	Corporate Bond	**	1,846,029
AT&T CORP 8.05%11/15/11	Corporate Bond	**	1,150,980
AT&T CORP 8.50% 11/15/31 SERIES 144A	Corporate Bond	**	1,581,979
ALLSTATE CORP 7.875 5/1/2005	Corporate Bond	**	431,528
AMERADA HESS CORP 7.875% 10/01/29	Corporate Bond	**	301,724
AMERADA HESS 6.65% 8/15/11	Corporate Bond	**	298,031
AMER HOME PRODCT 6.50 3/15/2006	Corporate Bond	**	808,997
ARKANSAS STATE DEV 9.75% 11/15/2014	Corporate Bond	**	496,876
BANK ONE 7.625% 8/1/05	Corporate Bond	**	435,584

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
BANK ONE CAP III 8.75 9/1/2030	Corporate Bond	**	914,249
Marriott Bond Fund (continued)
BOSTON PROPERTIE 6.25% 1/15/2013	Corporate Bond	**	$535,670
BOSTON PROPERTIE 5.625% 4/15/2015	Corporate Bond	**	499,675
BURLINGTON/SANTA 7.57 1/2/2021	Corporate Bond	**	1,036,852
BURLINGTON/SANTA 6.727 7/15/2022	Corporate Bond	**	445,683
CIGNA CORP 7.4 5/15/2007	Corporate Bond	**	554,942
CIGNA CORP 8.3 1/15/2033	Corporate Bond	**	588,623
CIT GROUP INC 5.75 9/25/2007	Corporate Bond	**	458,573
CIPGE 97-1 6.42% 9/25/08	Corporate Bond	**	452,953
CISCE 1997-1 A6 6.38 9/25/2008	Corporate Bond	**	532,255
CITICORP CAP I 7.933 2/15/2027	Corporate Bond	**	396,641
COMCAST CORP. 5.30% 1/15/2014	Corporate Bond	**	921,928
CONSOL RAIL CORP 6.76 5/25/2015	Corporate Bond	**	465,214
CONSOL RAIL CORP 7.875 5/15/2043	Corporate Bond	**	36,170
EOP OPERATING LP 6.763 6/15/2007	Corporate Bond	**	1,103,420
FG G10653 6 10/1/2009	U.S. Government Security	**	245,303
FG G10848 6 6/1/2011	U.S. Government Security	**	1,054,083
FG G11157 8 3/1/2008	U.S. Government Security	**	299,620
FGCI 6.% POOL # G11287 08/01/2017	U.S. Government Security	**	1,983,791
FHLMC 6% 5/1/17	U.S. Government Security	**	1,589,440
FHLMC GOLD 6.00% 12/01/18 POOL # G11509	U.S. Government Security	**	2,885,795
FHR 1524 J 6.5 5/15/2008	U.S. Government Security	**	1,374,685
FG E00633 5.5% 3/1/14	U.S. Government Security	**	2,959,412
FH 140357 7.75 12/1/2007	U.S. Government Security	**	35,636
FH 182224 8.5 3/1/2009	U.S. Government Security	**	72,843
FNGT 2001-T1 A1 7.5 10/25/2040	U.S. Government Security	**	371,380
FNR 1993-211 PJ 6 11/25/2008	U.S. Government Security	**	1,056,670
FN 9454 6.75 8/1/2008	U.S. Government Security	**	81,278
FN 57843 8 6/1/2008	U.S. Government Security	**	96,032
FN 313672 7.007 6/1/2007	U.S. Government Security	**	446,833
FN 323165 6 6/1/2013	U.S. Government Security	**	218,438
FN 323492 6.041 1/1/2009	U.S. Government Security	**	1,689,571
FN 323623 6 3/1/2014	U.S. Government Security	**	1,092,828
FN 331197 8 6/1/2008	U.S. Government Security	**	129,322
FN 341417 6 5/1/2011	U.S. Government Security	**	866,937
FN 362446 7 12/1/2007	U.S. Government Security	**	99,048
FN 545058 6.5 8/1/2011	U.S. Government Security	**	274,917
FN 545387 5.863% 1/1/2012	U.S. Government Security	**	612,447
FN 545927 6.5 12/1/2015	U.S. Government Security	**	1,236,921
FN 545961 5.5 2/1/2014	U.S. Government Security	**	985,172
FN 585013 6.5 6/1/2014	U.S. Government Security	**	496,567
Marriott Bond Fund (continued)
FNR 2001-50 BA 7 10/25/2041	U.S. Government Security	**	$1,215,637
FNR 2002-3 OD 6 12/25/2014	U.S. Government Security	**	3,158,167
FNW 2002-W6 2A1 7 6/25/2042	U.S. Government Security	**	1,825,328
FNR 2002-90 A1 6.5 6/25/2042	U.S. Government Security	**	1,643,356

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FSPC T-48 1A 7.19371 7/25/2033	U.S. Government Security	**	766,358
FHR 2479 TD 5.5 11/15/2015	U.S. Government Security	**	1,562,805
FSPC T-54 3A 7 2/25/2043	U.S. Government Security	**	1,965,927
FIRST NATIONWIDE 10 10/1/2006	Corporate Bond	**	235,022
FORD MOTOR CREDIT CORP 5.8% 01/12/09	Corporate Bond	**	1,283,438
FORD MOTOR CRED 7.25 10/25/2011	Corporate Bond	**	813,423
GN 780619 7 8/15/2012	U.S. Government Security	**	1,294,834
GN 780836 8.25 4/15/2020	U.S. Government Security	**	157,431
GE COMPANY 5.00% 02/01/13	Corporate Bond	**	556,234
GMAC 8.875 6/1/2010	Corporate Bond	**	1,931,173
GMAC 7.75% 01/19/10	Corporate Bond	**	510,101
GMAC 7.255 03/02/11	Corporate Bond	**	10,971
HCA-THE HEALTHCR 8.75 9/1/2010	Corporate Bond	**	1,339,577
HCA INC 6.75% 7/15/2013	Corporate Bond	**	636,299
HEALTH NET INC 8.375 4/15/2011	Corporate Bond	**	1,021,335
HEWLETT-PACK CO 5.5 7/1/2007	Corporate Bond	**	864,641
MAY DEPT STORES 7.6 6/1/2025	Corporate Bond	**	860,354
MAY DEPT STORES 8 7/15/2012	Corporate Bond	**	1,203,890
NORDSTROM INC 5.625 1/15/2009	Corporate Bond	**	745,497
PG&E NATIONAL ENERGY 10.375% 5/16/2011	Corporate Bond	**	490,000
RAYCHEM CORP 10/15/2008	Corporate Bond	**	1,127,500
RAYTHEON CO 6.75% 08/15/07	Corporate Bond	**	1,218,720
REP NY CORP 9.5 4/15/2014	Corporate Bond	**	261,255
REP NY CORP 9.3 6/1/2021	Corporate Bond	**	659,473
SAFECO CORPORATION 4.875% 02/01/2010	Corporate Bond	**	721,673
ST PAUL COS 8.125 4/15/2010	Corporate Bond	**	478,372
ST. PAUL COMPANIES 5.75% 03/15/07	Corporate Bond	**	378,115
SCHERING-PLOUGH 5.3% 12/1/2013	Corporate Bond	**	279,798
SMALL BUS ADMIN 7.15 1/1/2017	Corporate Bond	**	1,075,856
SMALL BUS ADMIN 7.3 5/1/2017	Corporate Bond	**	207,262
SMALL BUS ADMIN 7.2 6/1/2017	Corporate Bond	**	451,188
SMALL BUS ADMIN 6.3 5/1/2018	Corporate Bond	**	130,381
SMALL BUS ADMIN 5.875 11/1/2018	Corporate Bond	**	181,619
SBAP 2003-20D 4.76% 04/01/2022	Corporate Bond	**	1,072,507
TIME WARNER ENT 8.375 7/15/2033	Corporate Bond	**	895,203
UNION PACIFIC RR 6.061 1/17/2023	Corporate Bond	**	1,088,250
Marriott Bond Fund (continued)
UNION PACIFIC CO 6.85 1/2/2019	Corporate Bond	**	$491,186
U.S. TREASURY NOTE 7.50% 02/15/05	U.S. Government Security	**	320,707
U.S. TREASURY NOTE 6.50% 10/15/06	U.S. Government Security	**	2,896,054
TSY INFL IX N/B 3.50% 01/15/11	U.S. Government Security	**	1,045,208
US T-NOTE 4.625% 05/15/06	U.S. Government Security	**	5,829,142
US TREASURY NOTE 3.25% 5/31/04	U.S. Government Security	**	2,220,196
US TREASURY N/B 3.125 10/15/2008	U.S. Government Security	**	299,426
US TREASURY N/B 3.375 11/15/2008	U.S. Government Security	**	282,220
UNUMPROVIDENT 7.625 3/1/2011	Corporate Bond	**	330,489
UNUMPROVIDENT CORP 7.375% 6/15/32	Corporate Bond	**	606,620

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
WYETH 5.5% 2/1/2014	Corporate Bond	**	657,420

			93,226,029

Marriott Company Stock Fund
Vanguard Money Market	STIF	**	2,763,889
Marriott International, Inc. Common Stock *	Common Stock	**	328,882,600

			331,646,489

Stable Value Fund
Vanguard Money Market	STIF	**	7,598,916
BONY Short Term Investment Fund *	STIF	**	14,229,400

			21,828,316

Fidelity Contrafund
Fidelity Investments	Mutual Fund	**	82,209,723

			82,209,723

Morgan Stanley Equity Growth Fund
Morgan Stanley	Mutual Fund	**	73,610,807

			73,610,807

State Street S&P 500 Index Fund
State Street Global Advisors	Common/Collective Trust	**	59,508,582

			59,508,582

Dodge & Cox Stock Fund
Dodge & Cox	Mutual Fund	**	81,585,931

			81,585,931

Morgan Stanley International Equity Fund
Morgan Stanley	Mutual Fund	**	$52,233,024

			52,233,024

Interest Bearing Cash
Interest Bearing Cash	Interest Bearing Cash	**	3,572

			3,572

Participant Loans
Participant Loans *	Interest rates range from 5.00% to 5.25%; varying maturities	**	40,821,794

			40,821,794

Investments stated at fair value			$1,486,070,012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Stable Value Fund
Synthetic General Investment Contracts:
Bank of America:
INVESCO Multi-Manager Intermediate G/C Fund	103-12 Investment Entities	**	$43,880,148
Wrapper Contract	GIC Wrapper	**	(1,950,693)

CDC Financial:
AAA Asset-Backed Security	103-12 Investment Entities	**	27,639,320
Wrapper Contract	GIC Wrapper	**	(757,634)

John Hancock Life:
Hanc SA SFA	Insurance Co. Pooled Sep.	**	11,284,735
Wrapper Contract	GIC Wrapper	**	(682,950)

JP Morgan Chase:
STIF	STIF	**	57,806
UAC 01-A A4	AB-SubPrimeAuto	**	2,502,024
USTN 1.5 02-05	US Treasury Note	**	2,014,513
USTN 4.375 05-04	US Treasury Note	**	4,258,844
USTN 875 11-04	US Treasury Note	**	1,047,586
Wrapper Contract	GIC Wrapper	**	(729,969)

Stable Value Fund (continued)
Synthetic General Investment Contracts (continued):
Monumental:
INVESCO Short-Term Bond	103-12 Investment Entities	**	$20,351,515
Wrapper Contract	GIC Wrapper	**	(279,954)

Rabobank Nederland:
INVESCO Multi-Manager Intermediate G/C Fund	103-12 Investment Entities	**	43,880,746
Wrapper Contract	GIC Wrapper	**	(1,949,895)

State Street Bank:
INVESCO Short-Term Bond	103-12 Investment Entities	**	27,407,976
Wrapper Contract	GIC Wrapper	**	(1,011,382)

UBS AG:
INVESCO Multi-Manager Core	103-12 Investment Entities	**	36,658,278
Wrapper Contract	GIC Wrapper	**	(1,201,689)

Bank of America:
Monumental Life:
State Street Bank & Trust Co.:
UBS AG:
BONY SHORT TERM INVESTMENT FUND *	STIF	**	4,412,487
INTEREST-BEARING CASH	Interest-Bearing Cash	**	14,501

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
ABN-AMRO BK NV (CHICAGO)	Corporate Bond	**	64,792
ABN AMRO BK N V CHICAGO	Corporate Bond	**	915,847
AESOP 2003-5A A1 144A	Corporate Bond	**	599,010
ABBOTT LABORATORIES	Corporate Bond	**	828,154
ACE LIMITED	Corporate Bond	**	546,960
ALLSTATE CORP	Corporate Bond	**	545,738
ALLSTATE CORP	Corporate Bond	**	807,502
ALLTEL CORP	Corporate Bond	**	515,643
AMERICAN EXPRESS	Corporate Bond	**	510,505
AMXCA 2003-4 A	Corporate Bond	**	2,777,374
AMERICAN GENERAL CORP NTS	Corporate Bond	**	534,675
AMERICAN HONDA FINANCE 144A	Corporate Bond	**	609,707
ANHEUSER-BUSCH COS INC	Corporate Bond	**	552,441
ARISTAR INC	Corporate Bond	**	154,078
ARISTAR INC SR NT	Corporate Bond	**	248,574
BP CANADA FINANCE BV	Corporate Bond	**	858,822
BMWOT 2003-A A4	Corporate Bond	**	1,298,884
BALT GAS & ELEC	Corporate Bond	**	255,375
Bank of America:
Monumental Life:
State Street Bank & Trust Co.:
UBS AG: (continued)
BOAMS 2003-L 2A2	Corporate Bond	**	$250,363
BANCO SANTANDER CHILE	Corporate Bond	**	589,646
BANK OF NEW YORK CO INC *	Corporate Bond	**	200,490
BANK ONE CORPORATION SR NTS	Corporate Bond	**	560,365
BOIT 2002 A3 A3	Corporate Bond	**	1,265,294
BOIT 2002-A4 A4	Corporate Bond	**	1,244,241
BOAST 2003-1 A4	Corporate Bond	**	271,556
BANKAMERICA CORP NT	Corporate Bond	**	513,332
BEAR STEARNS	Corporate Bond	**	620,741
BELLSOUTH CORP	Corporate Bond	**	1,071,006
BOEING CAP CORP	Corporate Bond	**	549,654
BRITISH TELECOM PLC	Corporate Bond	**	607,332
BROWN-FORMAN CORPORATION	Corporate Bond	**	642,573
CIT GROUP	Corporate Bond	**	537,093
CVS CORP	Corporate Bond	**	512,664
CWHL 2003-60 3A1	Corporate Bond	**	406,491
CARAT 2002 1 A4	Corporate Bond	**	513,834
CARAT 2002 4 A4	Corporate Bond	**	1,215,280
CATERPILLAR FINANCIAL SERV	Corporate Bond	**	425,667
CATERPILLAR INC SNR NTS	Corporate Bond	**	148,463
CHAMT 1999-3 A	Corporate Bond	**	1,037,940
CFAB 2002-2 1A3	Corporate Bond	**	962,117
CMAOT 2001-B A4	Corporate Bond	**	1,024,939
CMAOT 2003-C A4	Corporate Bond	**	598,299
CHEMT 1996-3 A	Corporate Bond	**	1,099,111

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
CHEVRONTEXACO CAPITAL COMPANY	Corporate Bond	**	514,851
CHUBB CORP NTS	Corporate Bond	**	542,447
CITIGROUP INC	Corporate Bond	**	610,016
CCIMT 98-2 A	Corporate Bond	**	1,121,527
CCCIT 2000-A1	Corporate Bond	**	822,028
CCCIT 2000-A3 A3	Corporate Bond	**	792,564
CCCIT 2003-A3 A3	Corporate Bond	**	875,165
CFMSI 2003-3 AF2	Corporate Bond	**	802,479
COCA-COLA ENTERPRISES	Corporate Bond	**	551,627
COMERICA BANK	Corporate Bond	**	756,038
COMED 1998-1 A6	Corporate Bond	**	1,396,159
COMED 1998-1 A7	Corporate Bond	**	1,418,595
CONOCO INC SNR NTS	Corporate Bond	**	1,025,006
Bank of America:
Monumental Life:
State Street Bank & Trust Co.:
UBS AG: (continued)
COSTCO WHOLESALE CORP	Corporate Bond	**	$546,422
COUNTRYWIDE HOME LOAN	Corporate Bond	**	493,346
CREDIT SUISSE FIRST BOSTON USA	Corporate Bond	**	751,223
JOHN DEERE CAPITAL CORP	Corporate Bond	**	637,299
DEN DANSKE BK SB NT 144A	Corporate Bond	**	533,741
DCMT 1996-3A	Corporate Bond	**	822,229
DCMT 2000-9 A	Corporate Bond	**	834,218
DLJ SNR NTS	Corporate Bond	**	546,944
DOW CHEMICAL	Corporate Bond	**	657,909
DU PONT (EI) DE NEMOURS	Corporate Bond	**	608,420
ENTERGY MISSISSIPPI INC	Corporate Bond	**	204,065
EQUITABLE LIFE ASSURANCE SOCIETY 144A	Corporate Bond	**	709,008
FPL GROUP CAPITAL	Corporate Bond	**	461,103
FHR 2367 PJ	U.S. Government Security	**	23,655
FNMA 93-173H	U.S. Government Security	**	172,872
FEDERAL NATIONAL MORTGAGE ASSOCIATION 5.	U.S. Government Security	**	3,746,988
FANNIE MAE	U.S. Government Security	**	3,733,791
FNMA ARM	U.S. Government Security	**	863,916
FNR 2003-3 GC	U.S. Government Security	**	987,904
FSPC T 45 A3	U.S. Government Security	**	1,022,595
FHR 2500 GC	U.S. Government Security	**	840,637
FNW 2003-W16 AF3	U.S. Government Security	**	324,998
FIRST BANK SYSTEM SUB NT	Corporate Bond	**	536,414
FIRST UNION CORP	Corporate Bond	**	558,971
FUSAM 1998-9 A	Corporate Bond	**	1,203,728
FCCMT 2000-C A	Corporate Bond	**	1,078,880
FRANKLIN RESOURCES INC.	Corporate Bond	**	555,754
GENERAL ELECTRIC CAPITAL CORP	Corporate Bond	**	345,580

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
GENERAL MILLS	Corporate Bond	**	460,803
GOLDMAN SACHS GROUP INC	Corporate Bond	**	303,842
TURKEY TR GOVT BACKED TR T-1	Corporate Bond	**	1,274,238
ISRAEL TRUST	Corporate Bond	**	1,287,300
GRAND METRO INV	Corporate Bond	**	530,425
HBOS TREASURY SRVCS PLC 144A	Corporate Bond	**	405,775
HBOS TREASURY SERVICES 144A	Corporate Bond	**	202,000
JOHN HANCOCK GLOBAL FDG II 144A	Corporate Bond	**	541,659
Bank of America:
Monumental Life:
State Street Bank & Trust Co.:
UBS AG: (continued)
HDMOT 2003-1 A2	Corporate Bond	**	$556,440
HERSHEY FOODS CORP	Corporate Bond	**	384,566
HAROT 2002 4 A4	Corporate Bond	**	1,215,792
HAROT 2003-4 A4	Corporate Bond	**	500,940
HOUSEHOLD FINANCE CORP MTN	Corporate Bond	**	670,421
HPLCC 2002 1 A	Corporate Bond	**	960,097
HART 2003-A A4	Corporate Bond	**	775,202
IPSPT 1998-1 A7	Corporate Bond	**	817,231
JP MORGAN CHASE & CO	Corporate Bond	**	201,701
KEY BANK NA	Corporate Bond	**	314,190
KEY BANK NA	Corporate Bond	**	352,527
KIMBERLY CLARK CORP	Corporate Bond	**	553,358
LINCOLN NATIONAL CORP	Corporate Bond	**	613,809
MILT 2003-1 A4	Corporate Bond	**	527,239
M & I MARSHALL & ILSLEY BANK	Corporate Bond	**	236,065
MBNAM 1997-1 A	Corporate Bond	**	517,176
MBNAM 1999-B A	Corporate Bond	**	1,095,402
MBNAM 2000-A A	Corporate Bond	**	532,348
MBNAM 2000-I A	Corporate Bond	**	1,468,913
MARSH & MCLENNAN COMPANIES INC	Corporate Bond	**	512,972
MARSH & MCLENNAN COS INC	Corporate Bond	**	254,019
MASSMUTUAL GLOBAL FUNDING LLC 144A	Corporate Bond	**	639,865
MCCORMICK & CO	Corporate Bond	**	663,274
MERITA BANK	Corporate Bond	**	398,500
MERRILL LYNCH & CO	Corporate Bond	**	606,819
METLIFE	Corporate Bond	**	267,749
METLIFE INS CO 144A	Corporate Bond	**	547,363
MONUMENTAL GLOBAL FUNDING 144A	Corporate Bond	**	549,458
MONUMENTAL GLOBAL FUNDING 144A	Corporate Bond	**	543,031
MORGAN STANLEY GROUP INC.	Corporate Bond	**	513,443
NCNB CORP SUB CAP NTS	Corporate Bond	**	519,093
NATIONAL CITY BANK	Corporate Bond	**	302,385
NATIONAL CITY CORP	Corporate Bond	**	325,130
NATIONWIDE BLDG SOCIETY 144A	Corporate Bond	**	606,315

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
NATIONWIDE LIFE GLOBAL FUNDING 144A	Corporate Bond	**	542,406
NAROT 2003-A A4	Corporate Bond	**	1,202,100
NORTHERN BORDER PIPELINE	Corporate Bond	**	276,557
Bank of America:
Monumental Life:
State Street Bank & Trust Co.:
UBS AG: (continued)
NORTHERN TRUST CO	Corporate Bond	**	$200,647
OCCIDENTAL PETROLEUM CORP	Corporate Bond	**	507,207
ONEOK INC	Corporate Bond	**	574,419
ONTARIO GLOBAL BOND SNR	Corporate Bond	**	823,783
ONYX 2000-B A4	Corporate Bond	**	117,561
PECO ENERGY CO	Corporate Bond	**	701,185
PNC BK N A PITTS SUBNT	Corporate Bond	**	545,453
PPL ELECTRIC UTILITIES	Corporate Bond	**	564,435
PSNH 2001 1 A2	Corporate Bond	**	998,421
PECO 1999-A A4	Corporate Bond	**	442,346
PECO 2000 A A3	Corporate Bond	**	1,200,097
PEDERNALES ELECTRIC CORP 144A	Corporate Bond	**	410,766
PEPCO HOLDINGS INC	Corporate Bond	**	437,460
PEPSICO INC.144A	Corporate Bond	**	512,313
PHARMACIA CORP	Corporate Bond	**	1,341,352
CONOCOPHILLIPS	Corporate Bond	**	662,160
PCCMT 2000-1 A	Corporate Bond	**	642,983
PROCTER & GAMBLE	Corporate Bond	**	397,174
PUB SERVICE ELEC & GAS SR BB MTG	Corporate Bond	**	573,848
REGIONS BANK	Corporate Bond	**	566,877
ROCKWELL INTL CORP NTS	Corporate Bond	**	800,611
ROYAL BANK OF SCOTLAND GROUP	Corporate Bond	**	340,239
ST PAUL COMPANIES INC	Corporate Bond	**	256,930
BK OF SCOTLAND 144A SUB	Corporate Bond	**	208,519
SCAMT 1995-5A	Corporate Bond	**	41,905
SCAMT 1996-3A	Corporate Bond	**	148,479
SEMPRA ENERGY	Corporate Bond	**	529,533
SOUTHERN N/E TCM MTN	Corporate Bond	**	441,706
SUNTRUST BANKS INC	Corporate Bond	**	547,135
SWEDISH EXPORT CREDIT	Corporate Bond	**	483,171
SYSCO CORP	Corporate Bond	**	638,630
TIAA GLOBAL MARKETS 144A	Corporate Bond	**	539,098
TJX COMPANIES INC	Corporate Bond	**	582,771
TARGET CORP	Corporate Bond	**	382,359
TARGET CORP	Corporate Bond	**	375,392
TELEFONOS DE MEXICO SA 144A	Corporate Bond	**	111,130
TAOT 2003-B A4	Corporate Bond	**	1,205,361
TOYOTA MOTOR CREDIT CORP	Corporate Bond	**	396,787
Bank of America:
Monumental Life:

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
State Street Bank & Trust Co.:
UBS AG: (continued)
TOYOTA MOTOR CREDIT CORP. 5.650 01/15/20	Corporate Bond	*	*	$306,238
TRAVELERS PPTY CASUALTY	Corporate Bond	*	*	177,307
USAA CAPITAL CORP 144A	Corporate Bond	*	*	629,621
UNILEVER CAPITAL CORP	Corporate Bond	*	*	657,461
BEARER CORP CONVERSION SYS	U.S. Government Security	*	*	1,319,066
UNITED STATES TREASURY	U.S. Government Security	*	*	1,557,644
U S TREASURY NT/BD	U.S. Government Security	*	*	1,548,414
UNITED TECHNOLOGIES CORP	Corporate Bond	*	*	534,473
VERIZON GLOBAL FUNDING	Corporate Bond	*	*	708,146
VIACOM INC	Corporate Bond	*	*	554,242
VIRGINIA ELEC & POWER	Corporate Bond	*	*	325,579
VWALT 2002 A A4	Corporate Bond	*	*	909,785
WACHOVIA CORP	Corporate Bond	*	*	559,051
WALMART STORES INC NOTE	Corporate Bond	*	*	515,972
WASHINGTON MUTUAL INC	Corporate Bond	*	*	351,444
WPP 1999-A A4	Corporate Bond	*	*	1,244,112
WISCONSIN PWR & LIGHT NTS	Corporate Bond	*	*	561,546
WOART 2002 A A4	Corporate Bond	*	*	1,034,006
Wrapper Contract	GIC Wrapper – Bank of America	*	*	(1,151,426)
Wrapper Contract	GIC Wrapper – Monumental Life	*	*	(1,151,426)
Wrapper Contract	GIC Wrapper – State Street Bank	*	*	(1,151,426)
Wrapper Contract	GIC Wrapper – UBS	*	*	(1,151,608)

				124,659,074
Rabobank Nederland:
BONY SHORT TERM INVESTMENT FUND *	STIF	*	*	1,268,722
ABN AMRO BK SUB NT	Corporate Bond	*	*	113,106
AIG SUNAMERICA GLOB FINANCING XII 144A	Corporate Bond	*	*	107,255
AOL TIME WARNER	Corporate Bond	*	*	116,559
AT&T WIRELESS SERVICES	Corporate Bond	*	*	88,348
AT&T WIRELESS SVCS INC	Corporate Bond	*	*	94,291
ABBOTT LABORATORIES	Corporate Bond	*	*	132,505
ALCAN INC	Corporate Bond	*	*	94,896
FNMA 15 YR TBA	U.S. Government Security	*	*	467,619
Rabobank Nederland: (continued)
FNMA 30 YR TBA	U.S. Government Security	*	*	$1,471,597
GNMA I TBA	U.S. Government Security	*	*	408,035
ALLSTATE FINANCIAL GLOBAL FUNDING 144A	Corporate Bond	*	*	125,044
AMERICAN ELECTRIC POWER CO	Corporate Bond	*	*	74,289
FHLM GOLD 30 YR TBA	U.S. Government Security	*	*	1,097,404

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
APPALACHIAN POWER CO	Corporate Bond	**	119,521
B B & T CORP	Corporate Bond	**	51,700
BHP FINANCE USA LTD	Corporate Bond	**	91,334
BAKER HUGHES INC	Corporate Bond	**	133,507
BOAMS 2003-L 2A2	Corporate Bond	**	475,690
BANK OF AMERICA CORP	Corporate Bond	**	142,964
BANK ONE CORP	Corporate Bond	**	115,475
BEAR STEARNS	Corporate Bond	**	124,148
BOEING CO DEB	Corporate Bond	**	72,187
BRITISH TELECOM PLC	Corporate Bond	**	109,852
BUCKEYE PARTNERS	Corporate Bond	**	47,993
BUNGE LTD FINANCE CORP 144A	Corporate Bond	**	75,480
CIT GROUP HOLDINGS	Corporate Bond	**	83,905
CIT GROUP INC	Corporate Bond	**	50,277
CWL 2003-5 AF3	Corporate Bond	**	166,946
CWHL 2003-60 2A1	Corporate Bond	**	81,763
CANADIAN NATL RAILWAY CO	Corporate Bond	**	82,754
CANADIAN NATURAL RESOURCES	Corporate Bond	**	137,742
CAPITAL ONE BANK	Corporate Bond	**	95,521
CATERPILLAR FINANCIAL SERVICES CORP	Corporate Bond	**	86,011
CELULOSA ARAUCO CONSTITU	Corporate Bond	**	94,665
CFAB 2002-1 1A3	Corporate Bond	**	228,730
CFAB 03-1 IA-6	Corporate Bond	**	175,232
CFAB 2003-3 1A6	Corporate Bond	**	359,549
CMAOT 2002 A A4	Corporate Bond	**	180,891
CMAOT 2003 A A4	Corporate Bond	**	186,680
CHEVRON PHILLIPS CHEM CO	Corporate Bond	**	90,281
CITIGROUP INC	Corporate Bond	**	214,737
CCCIT 2000-A3 A3	Corporate Bond	**	452,894
CCCIT 2003-A6 A6	Corporate Bond	**	368,083
CLEAR CHANNEL COMMUNICATIONS INC	Corporate Bond	**	94,586
COCA-COLA ENTERPRISES INC	Corporate Bond	**	54,012
COMCAST CORP	Corporate Bond	**	203,001
CONOCOPHILLIPS	Corporate Bond	**	91,335
GNMA II TBA	U.S. Government Security	**	941,843
Rabobank Nederland: (continued)
COUNTRYWIDE HOME LOANS	Corporate Bond	**	$92,950
COX COMMUNICATIONS INC	Corporate Bond	**	96,687
DLJCM 1999-CG2 A1B	Corporate Bond	**	231,817
DAIMLERCHRYSLER NA HLDG	Corporate Bond	**	175,106
JOHN DEERE CAPITAL CORP	Corporate Bond	**	152,542
JDOT 2001 A A4	Corporate Bond	**	255,133
DEUTSCHE TELEKOM INT FIN	Corporate Bond	**	92,438
DEVON FINANCING CORP	Corporate Bond	**	102,900
DOW CHEMICAL COMPANY	Corporate Bond	**	76,608
DUKE CAPITAL CORP SNR NTS	Corporate Bond	**	104,340
ENTERGY GULF STATES INC	Corporate Bond	**	101,966

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
ENTERGY LOUISIANA 1ST MTG	Corporate Bond	**	191,983
EXELON GENERATION CO LLC 144A	Corporate Bond	**	79,907
FALCONBRIDGE LTD	Corporate Bond	**	130,297
FHLMC 7YR BALLOON	U.S. Government Security	**	131,808
FHLMC GOLD	U.S. Government Security	**	34,661
FHLMC GOLD	U.S. Government Security	**	89,197
FHLMC GOLD	U.S. Government Security	**	52,438
FHLMC 15YR GOLD	U.S. Government Security	**	362,369
FHLMC GOLD	U.S. Government Security	**	86,734
FHLMC GOLD	U.S. Government Security	**	148,656
FHL ARM	U.S. Government Security	**	263,477
FREDDIE MAC	U.S. Government Security	**	240,215
FREDDIE MAC	U.S. Government Security	**	1,129,981
FED NATL MTG ASSOC BENCHMARK BONDS	U.S. Government Security	**	59,379
FANNIE MAE	U.S. Government Security	**	85,756
FNMA 15 YR	U.S. Government Security	**	452,812
FNMA 30 YR	U.S. Government Security	**	310,155
FNMA 15 YR	U.S. Government Security	**	90,109
FNMA 15 YR	U.S. Government Security	**	199,201
FNMA 15YR	U.S. Government Security	**	573,074
FNMA 30 YR	U.S. Government Security	**	24,163
FNMA 30 YR	U.S. Government Security	**	4,455
FNMA 30 YR	U.S. Government Security	**	10,916
FNMA 15 YR	U.S. Government Security	**	1,393,848
FNMA 15 YR	U.S. Government Security	**	99,989
FNMA 30 YR	U.S. Government Security	**	130,037
FNW 2002 W5 A15	U.S. Government Security	**	384,824
FNR 2002-74 PJ	U.S. Government Security	**	339,234
FNR 2003-40 NI	U.S. Government Security	**	19,834
Rabobank Nederland: (continued)
FHR 2614 IH	U.S. Government Security	**	$46,423
FHR 2631 IG	U.S. Government Security	**	40,533
FHR 2631 PC	U.S. Government Security	**	680,616
FNW 2003-W16 AF3	U.S. Government Security	**	129,999
FHR 2686 JG	U.S. Government Security	**	463,965
FNMA 30 YR	U.S. Government Security	**	26,052
FNMA 15 YR	U.S. Government Security	**	463,571
FNMA 30 YR	U.S. Government Security	**	522,117
FNMA 30 YR	U.S. Government Security	**	27,722
FNMA 30 YR	U.S. Government Security	**	550,182
FNMA 30 YR	U.S. Government Security	**	104,877
FNMA 30 YR	U.S. Government Security	**	157,978
FNMA 30 YR	U.S. Government Security	**	63,191
WACHOVIA CORPORATION	Corporate Bond	**	162,929
FLORIDA POWER & LIGHT	Corporate Bond	**	82,553
FORD MOTOR CREDIT	Corporate Bond	**	251,458

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
FRANCE TELECOM	Corporate Bond	**	49,180
FRANKLIN RESOURCES INC.	Corporate Bond	**	35,366
FUND AMERICAN COS INC	Corporate Bond	**	45,264
GECMC 2001 1 A2	Corporate Bond	**	264,606
GMACC 2001-C2 A2	Corporate Bond	**	255,995
GNMA 15 YR	U.S. Government Security	**	464,472
GOVT NATL MTG ASSN II	U.S. Government Security	**	39,263
GOVT NATL MTG ASSN II	U.S. Government Security	**	6,047
GOVT NATL MTG ASSN II	U.S. Government Security	**	1,266
GOVT NATL MTG ASSN II 30YR	U.S. Government Security	**	12,305
GOVT NATL MTG ASSN II	U.S. Government Security	**	30,646
GNMA ll 30 YR	U.S. Government Security	**	101,199
GNMA ll 30 YR	U.S. Government Security	**	468,075
GOVT NATL MTG ASSN I	U.S. Government Security	**	471,102
GOVT NATL MTG ASSN I	U.S. Government Security	**	4,053
GOVT NATL MTG ASSN I	U.S. Government Security	**	24,015
GOVT NATL MTG ASSN I	U.S. Government Security	**	26,143
GOVT NATL MTG ASSN I	U.S. Government Security	**	33,362
GOVT NATL MTG ASSN	U.S. Government Security	**	20,600
GOVT NATL MTG ASSN GPM	U.S. Government Security	**	7,595
GNMA 30 YR	U.S. Government Security	**	34,921
GNMA 30 YR	U.S. Government Security	**	4,480
GNMA 30 YR	U.S. Government Security	**	21,339
GNMA 15 YR	U.S. Government Security	**	20,669
GNMA 15 YR	U.S. Government Security	**	230,193
Rabobank Nederland: (continued)
GNMA 15 YR	U.S. Government Security	**	$56,747
GENERAL ELEC CAP CORP	Corporate Bond	**	125,609
GENERAL ELECTRIC CAPITAL CORP	Corporate Bond	**	238,611
GEN MOTORS ACCEPT CORP	Corporate Bond	**	140,258
GENL MOTORS ACCEPT CORP	Corporate Bond	**	78,718
GENERAL MOTORS	Corporate Bond	**	59,001
GOLDMAN SACHS GROUP INC	Corporate Bond	**	140,640
GOLDMAN SACHS GROUP INC	Corporate Bond	**	46,239
HBOS PLC 144A	Corporate Bond	**	90,263
HARVARD UNIVERSITY	Other Bond	**	365,249
HEARST ARGYLE	Corporate Bond	**	91,242
HERTZ CORP	Corporate Bond	**	46,106
HIGHMARK INC 144A	Corporate Bond	**	49,890
HOUSEHOLD FINANCE CORP	Corporate Bond	**	44,065
HOUSEHOLD FINANCE CORP	Corporate Bond	**	38,452
HUTCHISON WHAMP INTL LTD 144A	Corporate Bond	**	101,655
HART 2003-A A4	Corporate Bond	**	150,039
INTL TELECOM SATELLITE 144A	Corporate Bond	**	41,524
IBM CORP	Corporate Bond	**	103,554
INTL LEASE FINANCE	Corporate Bond	**	141,394
JP MORGAN CHASE & CO	Corporate Bond	**	118,919

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
JERSEY CEN-AMBAC 1ST MORTG	Corporate Bond	*	*	413,490
KERN RIVER FUNDING CORP 144A	Corporate Bond	*	*	96,716
KINDER MORGAN INC	Corporate Bond	*	*	123,628
LEHMAN BROTHERS HOLDINGS	Corporate Bond	*	*	120,817
MARSH & MCLENNAN COS INC	Corporate Bond	*	*	45,723
MASCO CORP	Corporate Bond	*	*	109,743
MCCORMICK & CO	Corporate Bond	*	*	165,819
MERCK & CO INC	Corporate Bond	*	*	194,144
METLIFE INC	Corporate Bond	*	*	125,447
FRED MEYER INC	Corporate Bond	*	*	110,623
JPMC 1999-PLSI A2 144A	Corporate Bond	*	*	458,297
MORGAN STANLEY	Corporate Bond	*	*	70,527
MOTOROLA INC	Corporate Bond	*	*	65,916
NATIONAL RURAL UTILITIES	Corporate Bond	*	*	122,904
NATIONWIDE FINANCIAL SERVICES	Corporate Bond	*	*	142,704
NEWS AMERICA INC	Corporate Bond	*	*	127,072
NLV FINANCIAL CORP 144A	Corporate Bond	*	*	47,307
NORAM ENERGY CORP	Corporate Bond	*	*	25,321
NORTHERN TRUST COMPANY SNR NTS	Corporate Bond	*	*	157,777
NORTHERN TRUST COMPANY	Corporate Bond	*	*	70,232
Rabobank Nederland: (continued)
OCCIDENTAL PETROLEUM CORP	Corporate Bond	*	*	$45,649
OFFICE DEPOT INC	Corporate Bond	*	*	42,889
OHIO EDISON 144A	Corporate Bond	*	*	99,555
PANHANDLE EASTERN PIPELINE 144A	Corporate Bond	*	*	46,816
PEMEX PROJ FDG MASTER TR	Corporate Bond	*	*	145,230
PEPCO HOLDINGS INC	Corporate Bond	*	*	92,639
PINNACLE WEST CAPITAL CORP	Corporate Bond	*	*	103,212
PCCMT 2000-1 A	Corporate Bond	*	*	669,774
PRINCIPAL LIFE GLOBAL 144A	Corporate Bond	*	*	96,149
PRUDENTIAL FINANCIAL INC	Corporate Bond	*	*	90,875
PUBLIC SERVICE NEW MEX	Corporate Bond	*	*	92,422
RNLT 2001-1 A4	Corporate Bond	*	*	190,342
SCA COORDINATION CENTER 144A	Corporate Bond	*	*	72,122
SLM CORP	Corporate Bond	*	*	116,323
SEALED AIR CORP 144A	Corporate Bond	*	*	100,726
SECURITY BENEFIT LIFE 144A	Corporate Bond	*	*	45,873
SEMPRA ENERGY ESOP	Corporate Bond	*	*	118,579
SBHEL 2000-1 A6	Corporate Bond	*	*	309,827
SPRINT CAPITAL CORP	Corporate Bond	*	*	195,002
STATE STREET CORPORATION	Corporate Bond	*	*	95,074
SUMT 2002 1 A2 144A	Corporate Bond	*	*	75,961
TELEFONOS DE MEXICO SA 144A	Corporate Bond	*	*	50,514
TVA	Corporate Bond	*	*	673,906
TRANSOCEAN INC	Corporate Bond	*	*	69,988
TXU ENERGY CO	Corporate Bond	*	*	50,376
UST INC	Corporate Bond	*	*	124,781

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
UNION PACIFIC CORP	Corporate Bond	*	*	106,620
UNION PLANTERS CORP	Corporate Bond	*	*	59,863
US CELLULAR CORP	Corporate Bond	*	*	55,146
U S TREASURY BONDS	U.S. Government Security	*	*	433,834
U S TREASURY BONDS	U.S. Government Security	*	*	494,665
U S TREASURY BONDS	U.S. Government Security	*	*	277,427
US TREASURY NOTES	U.S. Government Security	*	*	1,185,583
US TREASURY	U.S. Government Security	*	*	459,041
US TREASURY	U.S. Government Security	*	*	85,049
US TREASURY NOTE	U.S. Government Security	*	*	2,384,327
US TREASURY	U.S. Government Security	*	*	234,313
UNITED STATES TREASURY	U.S. Government Security	*	*	711,324
U S TREASURY NOTES	U.S. Government Security	*	*	441,385
UNITED STATES TREASURY	U.S. Government Security	*	*	460,415
US TREASURY	U.S. Government Security	*	*	1,221,750
Rabobank Nederland: (continued)
US TREASURY NT/BD	U.S. Government Security	*	*	$203,741
TREASURY INFL INDX	U.S. Government Security	*	*	695,836
US TREASURY NT/BD	U.S. Government Security	*	*	340,954
US TREASURY NT/BD	U.S. Government Security	*	*	70,341
VERIZON GLOBAL FUNDING	Corporate Bond	*	*	111,526
VERIZON VIRGINA INC	Corporate Bond	*	*	68,347
VERIZON FLORIDA INC	Corporate Bond	*	*	71,183
VIACOM INC	Corporate Bond	*	*	59,624
WPD HOLDINGS UK 144A	Corporate Bond	*	*	56,988
WAL-MART STORES INC	Corporate Bond	*	*	143,757
WASHINGTON MUTUAL INC	Corporate Bond	*	*	95,392
WEYERHAEUSER CO	Corporate Bond	*	*	110,977
WFNMT 2003-A A2	Corporate Bond	*	*	226,421
XL CAPITAL LTD	Corporate Bond	*	*	162,106
BOTTLING GROUP LLC	Corporate Bond	*	*	99,995
LIBERTY MEDIA CORP	Corporate Bond	*	*	45,285
Wrapper Contract	GIC Wrapper	*	*	(2,029,592)

				44,809,886

General Investment Contracts:
MetLife	Insurance Co. Gen. Contract	*	*	5,926,442

Prudential Insurance Company	Insurance Co. Gen. Contract	*	*	6,151,901

Allstate Life Insurance Company	Insurance Co. Gen. Contract	*	*	6,184,889

GE Capital Assurance Company	Insurance Co. Gen. Contract	*	*	3,013,694

GE Life & Annuity Company	Insurance Co. Gen. Contract	*	*	4,585,817

GE Life & Annuity Company	Insurance Co. Gen. Contract	*	*	4,814,659

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
NY Life Insurance Company	Insurance Co. Gen. Contract	*	*	6,508,693

Protective Life Insurance Company	Insurance Co. Gen. Contract	*	*	4,600,880

Protective Life Insurance Company	Insurance Co. Gen. Contract	*	*	2,617,151

Protective Life Insurance Company	Insurance Co. Gen. Contract	*	*	3,032,767

Travelers Insurance Company	Insurance Co. Gen. Contract	*	*	5,153,524
General Investment Contracts: (continued)
Travelers Insurance Company	Insurance Co. Gen. Contract	*	*	$4,835,134

Travelers Insurance Company	Insurance Co. Gen. Contract	*	*	3,111,983

Investments stated at contract value				$442,425,819

Total investments				$1,928,495,831

*	Party in interest to the plan

**	Historical cost is not required for participant-directed investments